SilverCrest Reports More High Grade Underground Sampling Results at Las Chispas; Update on Phase II Drill Program

TSX-V: SIL

VANCOUVER, Jan. 18, 2017 /CNW/ - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to provide an update on the underground rehabilitation and drill programs at its Las Chispas Property ("Las Chispas") located in Sonora, Mexico, and report on additional high grade underground sampling results on the 550 level of the Las Chispas Vein.


6.5m; 4.36 gpt Au, 603.8 gpt Ag, 930.8 AgEq*
Las Chispas 550 level
•Area opened around 1911. Stable ground conditions for over 100 years.
•Wide hydrothermal breccias and veining with notable silver oxides and sulfides.
•Historic production grades in this area (stope 639) were multi-kilograms per tonne of silver plus gold.
•Considerable mineralized tonnage remains visibly intact in stope 639 area.
•LC16-08 drill hole is approx. 40 metres above this gallery intercepting 7.2 metres (TT) grading 2.41 gpt Au, 311.5 gpt Ag, 492.5 gpt AgEq*.
•Additional mapping and sampling is underway.
* Ag:Au @ 75:1
January 2017

N. Eric Fier, CPG, P.Eng, President & CEO, commented, "During Q4 2016, SilverCrest gained access to a majority of the historic workings on the Las Chispas Vein. This work was critical to further understand the continuity, widths and opportunities for intact high grade silver-gold mineralization. Initial sampling of a historic high grade area on the 550 level shows grades of up to 13.35 grams per tonne ("gpt") gold and 1,720 gpt silver or 2,721 gpt silver equivalent ("AgEq"; ratio 75 Ag : 1 Au and 100% metallurgical recovery) over 0.6 metres. Concurrently with the underground rehabilitation program, Phase II surface and underground drilling programs are underway with 12 core holes completed to date totalling approximately 2,400 metres. All 12 holes have intersected stockwork, veining and/or breccia. Drill results should be available for release in late-February."

Underground Rehabilitation Update

To date, the Company has accessed approximately 9 kilometres of underground workings, with an additional 2.5 kilometres to be explored over the next several months. As SilverCrest rehabilitates the underground workings, the Company continues to systemically collect samples at intervals of two to three metres along strike lengths of veins. The Company collected a total of 72 samples on the Las Chispas 550 level from 120 metres of underground access as reported below (see attached Figure and Photo). Of the 72 samples tested, 43 were mineralized samples with 19 used for true thickness assay composites stated below. The remaining samples were of hangingwall and footwall material. Sampling locations and widths are restricted to historic workings which may only represent part of the mineralized vein, stockwork, or breccia. The Company has previously drilled three holes in this area, intercepting high grade mineralization with true thicknesses from 1.0 to 7.2 metres. Further surface and underground drilling is planned as part of the Phase II program.

Weighted average composites from 19 samples showing true mineralized thicknesses on the 550 level are as follows:

- 2.6 metres grading 1.17 gpt Au and 242 gpt Ag or 330 gpt AgEq.
- 6.5 metres grading 4.36 gpt Au and 604 gpt Ag or 931 gpt AgEq (see attached photo).
- 3.0 metres grading 3.78 gpt Au and 507 gpt Ag or 790 gpt AgEq.

A weighted average composite for all 43 mineralized samples shows an approximate strike length of 32 metres averaging 3 metres in width and grading 2.73 gpt Au and 384 gpt Ag or 589 gpt AgEq (see Figure). Select high grade samples range from 0.76 gpt Au and 310 gpt Ag or 367 gpt AgEq to 13.35 gpt Au and 1,720 gpt Ag or 2,721 gpt AgEq (see below table).

The following table summarizes the 14 most significant <u>un-composited</u> assay results (uncut, undiluted) from the Las Chispas Vein 550 level:

Las Chispas 550 Level** Sample Type	Sample Width (m)***	Au (gpt)	Ag (gpt)	AgEq* (gpt)
Chip/Channel	1.0	4.48	698	**1,034**
Chip/Channel	1.5	1.83	264	401
Chip/Channel	0.8	3.77	543	826
Chip/Channel	0.9	0.76	310	367
Chip/Channel	0.9	1.69	269	396

Chip/Channel	0.7	1.82	278	415
Chip/Channel	0.6	1.72	334	463
Chip/Channel	0.6	13.35	1,720	**2,721**
Chip/Channel	0.9	8.73	1,255	**1,910**
Chip/Channel	0.8	11.45	1,435	**2,294**
Chip/Channel	1.1	7.75	1,215	**1,796**
Chip/Channel	1.0	4.39	582	911
Chip/Channel	0.8	5.60	776	**1,196**
Chip/Channel	0.5	3.62	503	775

Note: all numbers are rounded.

*AgEq based on 75 Ag : 1 Au and 100% metallurgical recovery.

** Level number is based on historical mine level in feet (not metres) from surface collar of historic shaft.

*** The underground sample width of mineralization may not be indicative of the true width of mineralization. Sampling widths are constrained by access to open faces. Ongoing and planned drilling may suggest wider mineralized zones.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC.

Phase II Drill Program Update

SilverCrest's current underground and surface drill programs are focused on four of the 19 veins identified at Las Chispas; the Las Chispas, William Tell, Babicanora and Varela veins. To date, the Company has drilled 12 holes for a total of 2,400 metres in the Phase II program. Surface drilling at the northern extension of the Las Chispas and William Tell veins is ongoing to further expand and grid drill for resource estimation. Underground drilling of three holes at the Babicanora Vein has been completed. All holes have intercepted quartz stockwork, quartz veining and shear zone. Assays are pending and will be released after compilation and consideration.

For more information on Las Chispas, including recent underground sampling and drill results, please refer to our website at www.silvercrestmetals.com.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, President and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company is led by a proven management team in all aspects of the precious metal mining sector, including the pioneering of a responsible "phased approach" business model taking projects through discovery, finance, on time and on budget construction, and production with subsequent increased value to shareholders.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration, rehabilitation and drilling programs of the Las Chispas Property; and information with respect to high grade areas and size of veins projected from underground sampling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect.

Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng
President & CEO
SilverCrest Metals Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.



Las Chispas Main Vein Long Section with Historic Workings & Recent Exploration (Looking East)
A
A'
surface
surface
300' level
330' level
400' level
550' level
600' level
Main Portal
0m
100m

SOURCE SilverCrest Metals Inc.

%SEDAR: 00037742E

For further information: SilverCrest Metals Inc., Contact: Fred Cooper, Investor Relations, Telephone: +1 (604) 694-1730, Fax: +1 (604) 694-1761, Toll Free: 1-866-691-1730 (Canada & USA), Email: info@silvercrestmetals.com, Website: www.silvercrestmetals.com, 570 Granville Street, Suite 501, Vancouver, British Columbia V6C 3P1

CO: SilverCrest Metals Inc.

CNW 09:00e 18-JAN-17